FIRST FINANCIAL HOLDINGS, INC.
2007 EQUITY INCENTIVE PLAN

<u>RESTRICTED STOCK AGREEMENT</u>

Shares of Restricted Stock are hereby awarded on _____, by First Financial Holdings, Inc. (the "Corporation"), to _____ (the "Grantee"), in accordance with the following terms and conditions:

1.   <u>Share Award</u>. The Corporation hereby awards to the Grantee _____ shares ("Shares") of common stock of the Corporation ("Common Stock") pursuant to the First Financial Holdings, Inc. 2007 Equity Incentive Plan, as the same may be amended from time to time (the "Plan"), and upon the terms and conditions and subject to the restrictions in the Plan and as hereinafter set forth. A copy of the Plan, as currently in effect, is incorporated herein by reference and is attached hereto.

2.   <u>Restrictions on Transfer and Restricted Period</u>. During the period (the "Restricted Period") commencing on the date of this Award Agreement and terminating on _____, ____, Shares with respect to which the Restricted Period has not lapsed may not be sold, assigned, transferred, pledged, or otherwise encumbered by the Grantee except, in the event of the death of the Grantee, by will or the laws of descent and distribution or pursuant to a Qualified Domestic Relations Order. Shares with respect to which the Restricted Period has lapsed shall sometimes be referred to herein as "Vested."

Provided that the Grantee does not incur a termination of Service, Shares shall become Vested in accordance with the following schedule:

<u>Date of Vesting</u>	<u>Number of Shares Vested</u>

The Committee referred to in Article IV of the Plan shall have the authority, in its discretion, to accelerate the time at which any or all of the restrictions shall lapse with respect to any Shares or to remove any or all of such restrictions, whenever the Committee may determine that such action is appropriate by reason of changes in applicable tax or other laws, changes in circumstances occurring after the commencement of the Restricted Period, or any other reason.

3.   Termination of Service. Except as provided in Section 8 below, if the Grantee incurs a Termination of Service for any reason (other than death or Disability), all Shares which are not Vested at the time of such termination of Service shall upon such termination of Service be forfeited to the Corporation. If the Grantee incurs a termination of Service by reason of death or disability, all Shares awarded pursuant to this Award Agreement shall become Vested at the time of such termination, and the Shares shall not thereafter be forfeited.

4.   Certificates for the Shares. The Corporation shall either issue _____ **[same as number of vesting periods]** certificates in respect of the Shares or hold the shares electronically with our transfer agent in the name of the Grantee, and shall hold same for the benefit of the Grantee until the Shares represented thereby become Vested. Such certificates or account shall bear the following legend:

> "The transferability of this certificate or account and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the First Financial Holdings, Inc. 2007 Equity Incentive Plan. Copies of such Plan are on file in the office of the Secretary of First Financial Holdings, Inc., 2440 Mall Drive, Suite 100, North Charleston, South Carolina 29406."

The Grantee further agrees that simultaneously with the execution of this Award Agreement, the Grantee shall execute stock powers in favor of the Corporation with respect to the Shares and that the Grantee shall promptly deliver such stock powers to the Corporation.

5.   Grantee's Rights. Subject to all limitations provided in this Award Agreement, the Grantee, as owner of the Shares during the Restricted Period, shall have all the rights of a stockholder, including, but not limited to, the right to receive all dividends paid on the Shares and the right to vote such Shares.

6.   Expiration of Restricted Period. Upon the lapse or expiration of the Restricted Period with respect to a portion of the Shares, the Corporation shall deliver to the Grantee (or in the case of a deceased Grantee, to his legal representative) the certificate in respect of such Shares and the related stock power held by the Corporation pursuant to Section 4 above. The Shares as to which the Restricted Period shall have lapsed or expired shall be free of the restrictions referred to in Section 2 above, and such certificate shall not bear the legend provided for in Section 4 above.

7.   Adjustments for Changes in Capitalization of the Corporation. In the event of any change in the outstanding shares of Common Stock by reason of any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, exchange of Shares or other securities, stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or any change in the corporate structure of the Corporation or in the shares of Common Stock, the number and class of Shares covered by this Award Agreement shall be appropriately adjusted by the Committee, whose determination shall be conclusive. Any shares of Common Stock or other securities received, as a

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result of the foregoing, by the Grantee with respect to Shares subject to the restrictions contained in Section 2 above shall also be subject to such restrictions, and the certificate or other instruments representing or evidencing such shares or securities shall be legended and deposited with the Corporation in the manner provided in Section 4 above. The Grantee shall execute stock powers in favor of the Corporation with respect to such shares received by the Grantee.

8.   Effect of Change in Control. If a tender offer or exchange offer for shares of the Corporation (other than such an offer by the Corporation) is commenced, or if a Change in Control shall occur, and the Grantee thereafter incurs a termination of Service for any reason whatsoever, all previously unvested Shares shall vest in full upon the happening of such events; provided, however, that no Shares which have previously been forfeited shall thereafter become Vested.

9.   Delivery and Registration of Shares of Common Stock. The Corporation's obligation to deliver Shares hereunder shall, if the Committee so requests, be conditioned upon the Grantee's compliance with the terms and provisions of Article VII of the Plan.

10.   Plan and Plan Interpretations as Controlling. The Shares hereby awarded and the terms and conditions herein set forth are subject in all respects to the terms and conditions of the Plan, which are controlling. Capitalized terms used herein which are not defined in this Award Agreement shall have the meaning ascribed to such terms in the Plan. All determinations and interpretations made in the discretion of the Committee shall be binding and conclusive upon the Grantee or his legal representatives with regard to any question arising hereunder or under the Plan.

11.   Grantee Service. Nothing in this Award Agreement shall limit the right of the Corporation or any of its Affiliates to terminate the Grantee's service as a director, officer, or employee, or otherwise impose upon the Corporation or any of its Affiliates any obligation to employ or accept the services of the Grantee.

12.   Withholding Tax. Upon the termination of the Restricted Period with respect to any Shares (or at any such earlier time, if any, that an election is made by the Grantee under Section 83(b) of the Code, or any successor thereto), the Corporation may withhold from any payment or distribution made under the Plan sufficient Shares to cover any applicable minimum withholding and employment taxes. The Corporation shall have the right to deduct from all dividends paid with respect to Shares the amount of any taxes which the Corporation is required to withhold with respect to such dividend payments.

13.   Amendment. The Committee may waive any conditions of or rights of the Corporation or modify or amend the terms of this Award Agreement; provided, however, that the Committee may not amend, alter, suspend, discontinue or terminate any provision hereof which may adversely affect the Grantee without the Grantee's (or his legal representative's) written consent.

14.   Grantee Acceptance. The Grantee shall signify his acceptance of the terms and conditions of this Award Agreement by signing in the space provided below, by signing the attached stock powers, and by returning a signed copy hereof and of the attached stock powers to the Corporation.

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IN WITNESS WHEREOF, the parties hereto have caused this Award Agreement to be executed as of the date first above written.

FIRST FINANCIAL HOLDINGS, INC.

By: _____

Paula Harper Bethea, Chairman
Compensation/Benefits Committee of the
Board of Directors

ACCEPTED:

_____
(Signature)

_____
(Street Address)

_____
(City, State & Zip Code)

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STOCK POWER

For value received, I hereby sell, assign, and transfer to First Financial Holdings, Inc. (the "Corporation") _____ shares of the capital stock of the Corporation, standing in my name on the books and records of the aforesaid Corporation, represented by Certificate No. _____, or account no. _____, and do hereby irrevocably constitute and appoint the Secretary of the Corporation attorney, with full power of substitution, to transfer this stock on the books and records of the aforesaid Corporation.

_____

Dated:

_____

In the presence of:

_____

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